[redacted] MENT

08033449

SECURITI[illegible]
Washington, D.C.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 14 2008
MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-37375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanson-Imperatore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Morristown Road
(No. and Street)

Bernardsville (City) NJ (State) 07924 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah H. Imperatore 908-204-0710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tobin & Collins, C.P.A., P.A.
(Name – *if individual, state last, first, middle name*)

75 Essex Street, Suite 200, Hackensack, NJ 07601
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Hanson-Imperatore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanson-Imperatore Securities, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANSON-IMPERATORE SECURITIES, INC.

Financial Statements
Year Ended June 30, 2008

HANSON-IMPERATORE SECURITIES, INC.

Table of Contents

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

We have audited the accompanying statement of financial condition of Hanson - Imperatore Securities, Inc. as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson - Imperatore Securities, Inc. at June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
September 16, 2008

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

HANSON-IMPERATORE SECURITIES, INC.

Statement of Financial Condition
June 30, 2008

ASSETS

Current Assets:	
Cash and cash equivalents	$ 383,664
Marketable securities, at fair market value	7,965
Accounts receivable	8,328
Total current assets	399,957
Total Assets	$ 399,957

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 3,870
Corporate income taxes payable	65,721
Total current liabilities	69,591
Stockholder's Equity:	
Common stock, no par, stated value $100; 1,000 shares authorized; 250 shares issued and outstanding	25,000
Additional paid-in capital	8,000
Retained earnings	292,701
Accumulated other comprehensive income	4,665
Total stockholder's equity	330,366
Total Liabilities and Stockholder's Equity	$ 399,957

See independent auditors' report and notes to financial statements.

Statement of Income
Year Ended June 30, 2008

Revenues:	
Fee income	$ 327,996
Investment income	4,220
	332,216
Expenses:	
Charitable contributions	100,000
Admisistrative fees	57,000
Professional fees	14,610
Fees	8,835
Insurance	350
Interest	1,306
	182,101
Income Before Provision For Corporate Income Taxes	150,115
Provision For Corporate Income Taxes	85,041
Net Income	65,074
Other Comprehensive Income (Loss), Net of Tax:	
Unrealized Loss on Marketable Securities	(948)
Comprehensive Income	$ 64,126

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2008

	Common Stock				
	Number Of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)
Beginning of Year	250	$ 25,000	$ 8,000	$ 227,627	$ 5,613
Comprehensive Loss				0	(948)
Net Income				65,074	0
End of Year	250	$ 25,000	$ 8,000	$ 292,701	$ 4,665

See independent auditors' report and notes to financial statements.

HANSON-IMPERATORE SECURITIES, INC.

Statement of Cash Flows
Year Ended June 30, 2008

Cash Flows From Operating Activities		
Net income	$	65,074
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilites -		
(Increase) decrease in:		
Accounts receivable		(8,328)
Increase (decrease) in:		
Accounts payable		(130)
Corporate income taxes payable		31,476
Net Cash Provided by Operating Activities		88,092
Net Increase in Cash and Cash Equivalents		88,092
Cash and Cash Equivalents - Beginning of Year		295,572
Cash and Cash Equivalents - End of Year	$	383,664

Supplemental Cash Flow Disclosures:

Cash paid during the year for:		
Income taxes	$	53,565

See independent auditors' report and notes to financial statements.

1. General

Hanson-Imperatore Securities, Inc. (the "Company") was incorporated on December 23, 1986 in the State of New Jersey. The Company's principle business is to broker direct participation programs to the public.

2. Summary of Significant Accounting Policies

Cash Equivalents –

Cash and cash equivalents are highly liquid investments with a maturity of three months or less. Cash in excess of that required for operating activities is invested in a money market fund.

Securities Available for Sale –

Available for sale securities consist of certain equity securities not classified as trading securities nor as securities to be held-to-maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Fair value is computed using quoted market prices at year end for the securities owned. Realized gains and losses on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Declines in the fair value of individual available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses.

Concentration of Credit Risk –

Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash and cash equivalents. The balances in these accounts from time to time may exceed federally insured limits.

For the year ended June 30, 2008, the Company received all of its revenues through referrals made by an affiliate related through common ownership.

Use of Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(Continued)

3. Related Party Transactions

The Company provides all of its services to affiliates related through common ownership. For the year ended June 30, 2008, the Company provided management services to these affiliates and recognized income in the amount of $327,996.

The Company receives services from and shares office space with an affiliate related through common ownership. Amounts paid to this affiliate for the year ended June 30, 2008 amounted to $57,000.

During the year, the Company contributed $100,000 to a private foundation whose Trustee's are the Company's owner and her family.

4. Marketable Securities

The following table reflects the cost and fair values of securities held at June 30, 2008:

	Cost	Unrealized Gain on Securities	Fair Market Value
Available-for-Sale Equity Securities	$ 3,300	$ 4,665	$ 7,965

5. Accumulated Other Comprehensive Income

The balance of accumulated other comprehensive income at June 30, 2008 was as follows:

	Unrealized Gain on Securities
Beginning balance	$ 5,613
Current period change	(948)
Ending balance	$ 4,665

6. Income Taxes

The provision for income taxes is comprised of the following for the year ended June 30, 2008.

Federal	$ 63,470
State	21,571
	$ 85,041

See independent auditors' report.

HANSON-IMPERATORE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
June 30, 2008

Net Capital:	
Total stockholder's equity	$ 330,360
Haircut on Securities - Stocks	(1,195)
Net capital	$ 329,165
Aggregate Indebtedness –	
Accounts payable	$ 3,870
Corporate income taxes payable	65,721
Total Aggregate Indebtedness	$ 69,591
Computation of Basic Net Capital Requirements:	
Minimum net capital required (see Note A below)	$ 5,000
Excess Net Capital	$ 324,165
Ratio: Aggregate Indebtedness to Net Capital	.21 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2008):	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 367,496
Haircut not reported on focus report	(1,195)
Increase of liabilities	(37,136)
Net Capital per above	$ 329,165

Note A:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3-1 (a) (2) (vi) and, as such, has a minimum net worth requirement of $5,000.

See independent auditors' report.

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission
June 30, 2008

Note:

Hanson-Imperatore Securities, Inc. is in compliance with The Securities and Exchange Commission Regulation 240.15c3 (k) (2) (i) and claims an exemption for the Computation For Determination of Reserve Requirements under Rule 15c3-3.

See independent auditors' report.

Tobin&Collins, C.P.A., P.A.
Certified Public Accountants, Financial & Business Advisors

Independent Auditors' Report On Internal Control

To The Shareholder Of

Hanson - Imperatore Securities, Inc.
Morristown, New Jersey

In planning and performing our audit of the financial statements of Hanson - Imperatore Securities, Inc. (the Company) for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered it's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net

Independent Auditors' Report On Internal Control

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tobin & Collins, C.P.A., P.A.

Hackensack, New Jersey
August 6, 2008

END

75 ESSEX STREET, SUITE 200, HACKENSACK, NJ 07601 201.487.7744 FAX: 201.487.8848 E-MAIL: tc@tccpa.net www.tccpa.net